GERRISH & MCCREARY, P.C.
                                   Attorneys
                               Washington Square
                       222 Second Avenue North, Suite 424
                          Nashville, Tennessee  37201


                               February 11, 1994


Shareholders of Capital Bancorp

Capital Bancorp
2200 South State Street
Salt Lake, Utah  84115

Banc One Corporation
100 East Broad Street
Columbus, Ohio  43271-0152


Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences resulting from the merger of Capital Bancorp ("Capital") with and into Banc One Arizona Corporation ("Banc One Arizona") as set forth and more fully described in the Agreement and Plan of Merger between Capital and Banc One Arizona and joined in by Banc One CORPORATION ("Banc One"), dated September 17, 1993, as amended (the "Agreement") including exhibits attached thereto.

We have acted as special counsel to Capital with respect to the merger of Capital into Banc One Arizona (the "Holding Company Merger"). In this capacity, we have examined the Agreement and the Registration Statement (Form S-4) pursuant to which Banc One is issuing additional shares of its common stock, without par value, to the stockholders of Capital pursuant to the merger of Capital with and into Banc One Arizona. All capitalized terms used herein shall, except where the context indicates otherwise, be deemed to have the meanings assigned to such terms in the Registration Statement and the Agreement.

In reaching our opinion, we have relied on certain representations made by the management of Banc One, Banc One Arizona, and Capital Bancorp, including the representations and warranties and undertakings in the Agreement, and have examined such documents, records and other instruments as we have deemed necessary or appropriate, including, without limitations, the Registration Statement and the Agreement. We have assumed that Banc One has previously been and will be in the future maintained and operated in conformance with the laws of the State of Ohio and the terms of the aforementioned documents. We have also assumed that Banc One Arizona has previously been and will be in the future maintained and operated in conformance with the laws of the State of Arizona and the terms of the aforementioned documents.

Banc One is a registered bank holding company organized and existing under the laws of the State of Ohio. Banc One has authorized capital stock consisting of 635,000,000 shares consisting of 600,000,000 shares of common stock without par value ("Banc One Common Stock") of which 341,965,620 shares were issued and outstanding at September 17, 1993 and 35,000,000 shares of preferred stock of which 5,000,000 were issued and outstanding as of such date. Up to 4,405,854 shares of Banc One Common Stock are subject to options. It is anticipated that not more than approximately 353,461 shares of Banc One Common Stock will be issued pursuant to the Holding Company Merger. In addition, it is anticipated that not more than approximately 80,389 shares of Banc One Common Stock will be issued in connection with the Merger of Capital City Bank with and into Bank One, Utah, N.A. (the "Bank Merger").

Capital is a bank holding company duly organized and existing under the laws of the State of Utah and has authorized capital stock consisting of 200,000 shares of common stock, par value $10.00 per share ("Capital Common Stock"), of which 150,345 shares are issued and outstanding and 2,805 of which are shares of treasury stock owned by Capital.

Banc One Arizona is an Arizona corporation duly organized and existing under the laws of the State of Arizona. Banc One owns 100% of the outstanding shares of stock of Banc One Arizona.

Other than noted above, there are no outstanding securities or obligations which are convertible into shares of stock or options, warrants, rights, calls or any other commitments of any nature relating to the unissued shares of Banc One, Capital, or Banc One Arizona.

Pursuant to the Agreement at the Effective Date of the Merger, the following transactions will be consummated:

1. Capital shall merge with and into Banc One Arizona whereby each share of $10.00 par value Capital Common Stock issued and outstanding, other than shares whose holders have perfected their rights to dissent from the Merger, shall be converted into and exchanged for up to 353,461 shares of newly issued Banc One Common Stock without par value. Banc One Arizona shall survive the Merger and the former stockholders of Capital shall become stockholders of Banc One. No fractional shares of Banc One Common Stock shall be issued. The former Capital stockholders entitled to fractional shares of Banc One Common Stock shall be paid cash by Banc One for such fractional shares, the value of which shall be computed by multiplying the fraction thereof by the "Average Price" of Banc One Common Stock. The "Banc One Average Price" is the average of the daily market price of Banc One Common Stock during a ten (10) day period preceding the Effective Time of the Merger as set forth in Section 7(a) of the Agreement.

2. The Merger is subject to various conditions including, among others, approval by a majority of the stockholders of Capital at the Capital Special Meeting and approval by all applicable regulatory authorities.


This opinion is conditioned on the following assumptions and representations being made by the management of Banc One, Banc One Arizona and Capital in connection with the Merger transaction at or before closing:

1. The Merger shall be consummated pursuant to and in accordance with the Agreement.

2. The fair market value of newly issued Banc One Common Stock without par value to be received by Capital stockholders will be, in each instance, approximately equal to the fair market value of the Capital Common Stock to be surrendered in exchange therefor.

3. After consummation of the Merger transaction, Banc One Arizona will continue its historical business in a substantially unchanged manner.

4. The management of Capital knows of no plan or intention by the stockholders of Capital who own 5% or more of the Capital Common Stock or on the part of the remaining stockholders of Capital to sell or otherwise dispose of a number of shares of Banc One Common Stock to be received in the Merger transaction that would reduce the Capital stockholders' ownership of Banc One Common Stock to a number of shares having a value as of the date of the Merger, of less than fifty (50) percent of the value of the formerly outstanding Capital Common Stock as of the same date. For purposes of this representation, shares of Capital Common Stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Banc One Common Stock will be treated as outstanding Capital Common Stock on the date of the transaction. Moreover, shares of Capital Common Stock and shares of Banc One Common Stock held by Capital stockholders and otherwise sold, redeemed, or disposed of prior or subsequent to the merger transaction will be considered in making this representation.

5. Banc One Arizona will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Capital immediately prior to the Effective Date of the Merger. For purposes of this representation, amounts paid by Capital to dissenters, amounts paid by Capital to stockholders who receive cash or other property, Capital assets used to pay its reorganization expenses, and all redemptions and other distributions (except for regular, normal dividends) made by Capital immediately preceding the transfer, will be included as assets of Capital held immediately prior to the transaction.

6. Prior to the transaction, Banc One will be in control of Banc One Arizona within the meaning of Section 268(c) of the Internal Revenue Code.

7. Following the transaction, Banc One Arizona will not issue additional shares of its stock that would result in Banc One losing control of Banc One Arizona within the meaning of Section 368(c) of the Code.

8. Banc One has no plan or intention to reacquire any of its stock issued in this transaction.

9. Banc One has no plan or intention to liquidate Banc One Arizona, to merge Banc One Arizona with and into another corporation, to sell or otherwise dispose of the stock of Banc One Arizona or to cause Banc One Arizona to sell or otherwise dispose of any of the assets of Capital acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(c) of the Code.

10. The liabilities of Capital assumed by Banc One Arizona and the liabilities to which the transferred assets of Capital are subject were incurred by Capital in the ordinary course of its business.

11. Following the transaction, Banc One Arizona will continue the historic business of Capital or use a significant portion of Capital's historical business assets in its business.

12. Each Party to the Agreement will pay its own expenses incurred in connection with the Merger including the cost of soliciting proxies for the Capital Special Meeting. Printing costs and expenses incurred in connection with the Proxy Statement/Prospectus and the associated Banc One Registration Statement to be filed with the Securities and Exchange Commission of which the Proxy Statement/Prospectus forms a part will be paid by Banc One and/or Banc One Arizona.

    If the Merger is not consummated for any reason, except if one Party breaches the agreement, Banc One and Capital each agree to pay the expenses arising from the negotiation and preparation of, and filings and solicitations with respect to the Agreement and the transactions contemplated by such Agreement as follows: Each party will pay its own expenses, except that Banc One will pay the costs of printing the proxy material.

13. There is no intercorporate indebtedness existing between Banc One and Capital or between Banc One Arizona and Capital that was issued, acquired, or will be settled at a discount.

14. No two parties to the transaction are investment companies as defined in
    Section 368(a)(2)(F)(iii) and (iv) of the Code.

15. Capital, Banc One or Banc One Arizona is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

16. The fair market value of the assets of Capital transferred to Banc One Arizona will equal or exceed the sum of the liabilities assumed by Banc One Arizona, plus the amount of liabilities, if any, to which the transferred assets are subject.

17. No stock of Banc One Arizona will be issued in the transaction.

18. None of the compensation received by any stockholder-employee of Capital will be separate consideration for, or allocable to, any of their shares of Capital stock; none of the shares of Banc One stock received by any stockholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

Based solely on the information submitted and on the representations set forth above our opinion is as follows:

1. Provided the proposed merger of Capital with and into Banc One Arizona qualifies under Utah and Arizona law, the acquisition by Banc One Arizona of substantially all of the assets of Capital solely in exchange for Banc One Common Stock and the assumption by Banc One Arizona of the liabilities, will qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code. For purposes of this opinion, "substantially all" means at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of Capital held immediately prior to the proposed transaction. Capital, Banc One and Banc One Arizona will each be "a party to a reorganization" within the meaning of Section 368(b).

2. No gain or loss will be recognized by Capital upon the transfer of substantially all of its assets to Banc One Arizona in exchange for Banc One Common Stock and the assumption of Capital's liabilities by Banc One Arizona (Sections 361 and 357(a)).

3. No gain or loss will be recognized by either Banc One or Banc One Arizona upon the acquisition by Banc One Arizona of substantially all of the assets of Capital in exchange for Banc One's Common Stock and the assumption of Capital's liabilities (Rev. Rul. 57-278, 1957-1 C.B. 124).

4. The federal income tax basis of the assets of Capital acquired by Banc One Arizona will be the same in the hands of Banc One Arizona as the basis of such assets in the hands of Capital immediately prior to the exchange (Section 362(b)).

5. The basis of the Banc One Arizona Common Stock in the hands of Banc One will be increased by an amount equal to the basis of the Capital assets in the hands of Banc One Arizona and decreased by the sum of the amount of the liabilities of Capital assumed by Banc One Arizona and the amount of liabilities to which the assets of Capital are subject.

6. The holding period of the assets of Capital received by Capital will, in each instance, include the period for which such assets were held by Capital (Section 1223(2)).

7. No gain or loss will be recognized to the stockholders of Capital upon the exchange of Capital stock solely for Banc One Common Stock (Section 354(a)(1).

8. The basis of the Banc One Common Stock received by the stockholders of Capital will be the same as the basis of the Capital stock surrendered in exchange therefor (Section 358(a)(1)).

9. The holding period of the Banc One Common Stock received by the stockholders of Capital will include the period during which Capital stock surrendered therefor was held, provided the stock of Capital is a capital asset in the hands of the stockholders of Capital on the date of the exchange (Section 1223(1)).

10. As provided by Section 381(c)(2) of the Code and Section 1.381(c)(2)-1 of the Income Tax Regulations, Banc One Arizona will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Capital as of the date of transfer. Any deficit in the earnings and profits of Capital or Banc One Arizona will be used only to offset the earnings and profits accumulated after the date of transfer.

11. Where a dissenting Capital stockholder receives cash in exchange for his or her stock, such cash will be treated as having been received by the stockholder as a distribution in redemption of his or her stock subject to the provisions and limitations of Section 302 of the Code. Rev. Rul. 74-515, 1974-2 C.B. 118.


No opinion in expressed about the tax treatment of the Merger transaction under other provisions of the Code and regulations or about the federal income tax or state income tax treatment of any conditions existing at the time of, or other tax consequences resulting from the Merger transaction that are not specifically covered above.

No opinion is expressed herein with regard to the tax treatment of the merger of Capital City Bank into Bank One, Utah, N.A.

This opinion is addressed only to you and concerns only the transaction described above. This opinion may be relied upon only by Capital, Banc One, Banc One Arizona and the stockholders of Capital.

We consent to the inclusion of this opinion in the Registration Statement (Form S-4) of Banc One relating to the Merger and to the reference to our firm under the caption "Legal Matters" in the Prospectus/Proxy Statement which is part of the Registration Statement.

Very truly yours,

GERRISH & McCREARY, P.C.

GERRISH & MCCREARY, P.C.